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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F   X        Form 40-F
                                 -------              -------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes                     No   X
                           -------                -------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes                     No   X
                           -------                -------

     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes                     No   X
                           -------                -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                              ---

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


          ENDESA Net Income up 1.1% in the First Nine Months of 2004 to Euro 1,157 Million


    MADRID, Spain--(BUSINESS WIRE)--Oct. 26, 2004--ENDESA (NYSE:ELE):

    -- OPERATING INCOME (EBIT) REACHED EURO 2,602 MILLION, A 13.4% INCREASE OVER THE SAME PERIOD OF 2003

    -- ORDINARY INCOME ROSE 13.6% TO EURO 1,159 MILLION, UNDERSCORING THE HIGHER QUALITY OF THE COMPANY'S EARNINGS

    -- STRIPPING OUT EXTRAORDINARIES, NET INCOME ROSE 48.2% FROM THE SAME PERIOD LAST YEAR

    --  EBITDA WAS EURO 3,852 MILLION, A 10.6% INCREASE

    -- NET INCOME OF THE EUROPEAN ELECTRICITY BUSINESS GREW BY 324.1% AND OF THE LATIN AMERICAN BUSINESS BY 137.5% IN THE FIRST NINE MONTHS OF 2004 AND

    -- ENDESA'S GLOBAL ELECTRICITY GENERATION WAS 131,629 GWH, 11.9% MORE THAN IN THE JANUARY-SEPTEMBER 2003 PERIOD, WHILE
        ELECTRCITY SALES TOTALLED 132,392 GWH, 10.1% MORE

    --  IN THE THIRD QUARTER OF THE YEAR ENDESA GAINED CONTROL OF
        FRENCH GENERATOR SNET AND BROUGHT THE 570 MW RALCO (CHILE) HYDRO PLANT ON STREAM

    POSITIVE PERFORMANCES BY ALL THE COMPANY'S BUSINESS LINES

    -- All ENDESA's businesses recorded positive net income in the first nine months of 2004:

        -- Euro 808 million from the electricity business in Spain and Portugal, Euro 123 million from the electricity business in the rest of Europe, Euro 114 million from the electricity business in Latin America and Euro 112 million from other businesses.

    --  They also recorded strong growth in EBIT:

        -- 7.5% for the Spanish electricity business in Spain and Portugal, 90.2% for the rest of Europe and 9.2% for Latin American.

    THE COMPANY CONTINUES TO STRENGTHEN ITS BALANCE SHEET

    -- ENDESA reduced net debt in the first nine months of 2004 by Euro 93 million to Euro 17,157 million.

    --  The leverage ratio was 113.8% at September 30th 2004 vs.
        125.5% as of December 31st 2003, an improvement of 11.7 percentage points and signalling that the Company continues to meet the targets of the 2004-2008 Strategic Plan.

    SPAIN'S LEADING ELECTRIC UTILITY

    -- In the first nine months of 2004, ENDESA maintained its leadership of the Spanish electricity market, with a 45.9% market share in ordinary regime electricity generation, 42.9% in distribution and 42% in sales to end customers.

    THE BEST POSITIONED UTILITY IN THE MEDITERRANEAN BASIN

    -- On September 13th, ENDESA completed the acquisition of a controlling interest in French power generator SNET and now owns 65% of the shares.

    -- This, coupled with the purchase of an additional 34.3% in ENDESA Italia in June -which took its stake to 85.3%- leave ENDESA as the leading electric utility in the Mediterranean basin.

    -- Net income from the electricity business in the rest of Europe increased by 324.1% in the first nine months of 2004.

    Strong growth in the Latin American business results

    -- Net income from the electricity business in Latin America totalled Euro 114 million in the first nine months of 2004, an increase of 137.5 with respect to the same period last year.

    -- EBIT rose 9.2% in spite of the devaluation of local currencies against the US dollar. If measured in dollars, EBIT increased by 20.2%.

    CONTRIBUTION BY ENDESA'S POWER PLANTS TO COVERING ELECTRICITY
    DEMAND IN SPAIN

    -- In the first nine months of 2004, load factor of ENDESA's mainland coal-fired plants was 86.2%, meaning a huge contribution by covering demand for power in Spain.

    -- Combined cycle power plants of ENDESA generated 4,532 GWh, a 74.3% higher than the first nine months of 2003.

    -- ENDESA's hydro output experienced a 1.8% decrease in spite of the important worsening in the hydro scenario in the first nine months of 2004 over the same period of 2003.

    SHARP INCREASE IN CAPEX IN DISTRIBUTION AND TO ENHANCE THE QUALITY OF THE SERVICE IN SPAIN

    -- Distribution Capex in Spain made by ENDESA in the period reached Euro 563 million, 43.2% more than in the same period of 2003.

    -- Through September, the quality of ENDESA's service as measured by the System Average Interruption Duration Index (SAIDI or TIEPI in Spain), improved by 23% in all ENDESA's regional markets from last year.

    STRONG GROWTH IN RENEWBLE OUTPUT

    -- Companies operating in the renewables/CHP generation business and fully consolidated in ENDESA generated 1,374 GWh in the first nine months of 2004, 22.8% more than the year-earlier figure, while other companies operating in the same business in which ENDESA owns stakes produced 2,755 GWh.

    ENDESA EXPANDS IS PRESENCE IN THE SPANISH GAS MARKET

    -- Gas companies in which ENDESA owns a controlling interest sold 9,794 GWh in the period, a 51.4% increase.

    -- ENDESA ended September with a 9.8% share of the natural gas market.

    THE TELECOMS BUSINESS CONTRIBUTES INCOME

    -- In the first nine months of the year AUNA contributed Euro 9 million and Chilean company Smartcom Euro 8 million to ENDESA's net income, underscoring the strong performance of the Group's telecommunications shareholdings.

    KEY FINANCIAL HIGHLIGHTS

    ENDESA reported net income of Euro 1,157 million and EPS of Euro
1.09 in the first nine months of the year, increases of 1.1% each on the same period last year.
    Between January and September 2003 the Company booked Euro 540 million of extraordinary income, with a positive impact on net income of Euro 470 million, while extraordinary income in the same period this year was Euro 219 million, with an impact on net income of just Euro 157 million. So, stripping out the effect of extraordinaries in the comparison between the two periods, net income in the first nine months of 2004 rose Euro 325 million or 48.2%.
    All ENDESA's businesses recorded net income in the first nine months of 2004. This included Euro 808 million from the electricity business in Spain and Portugal (an increase of 27.4% ex-extraordinaries on the same period last year), Euro 123 million from the electricity business in the rest of Europe (+324.1%), Euro 114 million from the electricity business in Latin America (+137.5%) and Euro 112 million from other businesses compared the losses reported in 2003.
    Ordinary income was Euro 1,759 million, an increase of 13.6% versus the same period of 2003 confirming the high quality of the Company's earnings, primarily driven by its core business.
    ENDESA reduced net debt in the first nine months of 2004 by Euro 93 million to Euro 17,157 million at 30 September. Meanwhile, equity increased by Euro 1,326 million to 15,072.
    The increase in equity and the decline in net debt left leverage at September 30th 2004 of 113.8%, compared to 125.5% at 31 December 2003, representing a 11.7 percentage points improvement and indicating the company continues to meet the targets envisaged in the 2004-2008 Strategic Plan. Should the Preferred Notes issued in 2003 be considered as debt, leverage ratio decreased from 153% on December 2003 to 137% on September 2004, an improvement of 16 percentage points.

    KEY INDUSTRIAL HIGHLIGHTS

    ENDESA total output was 131,629 GWh in the first nine months of the year, an increase of 11.9% on the same period of 2003. 44% of this output was generated outside Spain.
    Noteworthy were the increases of 33% in Europe and 18.4% in Latin America. In Spain, the company produced 74,077 GWh, 4.9% more than in the year-ago period.
    Total electricity sales in the period were 132,392 GWh, 10.1% more than in the first nine months of 2003. 45% of power sales was supplied in markets outside Spain.
    Growth in sales was particularly strong in the deregulated markets. Sales of Endesa Energia to deregulated customers in Spain and other European countries increased by 23.2%, while sales in Endesa Italia grew be 51.7%. In regulated markets, sales rose 0.8% to 88,737 GWh.

    MAIN TRANSACTIONS

    Italy

    Among the main transactions performed by ENDESA in the first nine months of the year, we would highlight the acquisition in mid-June of another 34.3% of Endesa Italia from Santander Central Hispano (SCH), taking ENDESA's shareholding in the Italian utility to 85.3%. This acquisition entailed an investment for ENDESA of Euro 817 million, which was previously recorded as a liability in its balance sheet at 31 December 2003, so it did not lead to any increase in debt.
    In July 27th 2004, Endesa Italia signed an agreement to acquire a 90% stake in Florinas wind farm (Sardinia), with 20 MW of capacity.
    Also, on October 15th ENDESA, though its ENDESA Europa subsidiary, and its partner in ENDESA Italia, ASM Brescia, signed an agreement to acquire 50% of the Italian company Eurosviluppo Elettrica, which owns the land and permits to build a CHP plant in Scandale (Calabria) that will comprise two CCGTs with a combined capacity of 800MW.

    France

    On 13 September, ENDESA acquired another 35% of French generator SNET, in which it already owned 30%, from Charbonnages of France.
    As a result, ENDESA, through its subsidiary ENDESA Europa, now owns 65% of the generator. The cost of the operation, including the Euro 450 million that ENDESA paid for its earlier purchase of a 30% stake, totals Euro 573 million.

    Latin America

    The main operation in Latin America was the bringing to stream on September 27th of the Ralco plant, Chile's largest hydroelectric plant, with installed capacity of 570 MW and estimated annual production of 3,100 GWh, enough to cover 9% of the requirements of the country's Central Interconnection System (SIC). The total investment was around US$ 570 million.
    Meanwhile, Etevensa (Ventanilla) power plant in Peru started to generate electricity with gas from Camisea, beginning its conversion to what in the near future will be the first combined cycle facility built in this country, increasing the plant's capacity from 320 MW to 400 MW.

    Other transactions

    Other noteworthy operations in the first nine months of 2004 included the disposals of ENDESA's 11.64% stake in Aguas de Barcelona, which generated a capital gain of Euro 102 million, the NETCO Redes shareholding, generating capital gain of Euro 8 million, and the various real estates in Spain, producing capital gains of Euro 11 million. In October, ENDESA sold its stake in Senda Ambiental, booking a Euro 15 million capital gain.

    New organisation

    Finally, in July ENDESA's management approved a new more compact, simplified and flexible organisation, streamlining its corporate centre and reinforcing the operating activities of its business lines, making the Group more efficient and on track to meet its strategic targets ahead of schedule.
    Changes in the framework of the new organisation included the integration into a single business line to manage the energy assets in Spain and Portugal, to prepare for the an integrated Iberian market, and the integration under this unit of all the renewable energy and CHP activities carried out in both countries.

    ANALYSIS OF CONSOLIDATED RESULTS

    1. Operating income (EBIT): growth of 13.4%

    The sharp growth in electricity generation and sales, particularly noteworthy given the maturity of the power industry, was a key driver behind the Company's excellent operating performance, with a 13.4% increase in EBIT through September 2004 to Euro 2,602 million.

    All ENDESA's electricity businesses posted increases in EBIT:

        -- 7.5% to Euro 1,412 million for the Spanish and Portuguese electricity business

        --  90.2% to Euro 331 million for the rest of Europe.

        -- 9.2% to Euro 864 million for the Latin American electricity business

    Underpinning the growth of EBIT were increases in demand and prices, which offset the rise in fuel costs.
    EBITDA in the first nine months of 2004 advanced 10.6% from the year earlier to Euro 3,842 million.
    This growth was achieved against a backdrop featuring, among other things, a flat pool price in Spain at modest levels, an increase in fuel prices and lower rainfall in Spain and Chile, reflecting the sound fundamentals of the Company's core business.


Endesa key P&L data
(Euro million)
----------------------------------------------------------------------
                                               09/30/04 09/30/03 % Chg
----------------------------------------------------------------------
Sales                                            12,868   11,995  7.3
----------------------------------------------------------------------
EBITDA                                            3,842    3,475 10.6
----------------------------------------------------------------------
Operating income (EBIT)                           2,602    2,295 13.4
----------------------------------------------------------------------
Ordinary income                                   1,759    1,548 13.6
----------------------------------------------------------------------
Net income                                        1,157    1,145  1.1
----------------------------------------------------------------------


    2. Financial results: decrease in financial expenses and risk

    ENDESA recorded a financial loss of Euro 671 million, compared with a loss of Euro 528 million in the first nine months of 2003. These results include a slightly positive effect of Euro 16 million from foreign exchange differences, compared to a Euro 314 million gain in January-September 2003.
    Net financial expenses totalled Euro 862 million, Euro 73 million or 7.8% lower than in 2003.
    ENDESA's total debt in the period had an average cost of 5.48% versus 5.24% in 2003. For the Enersis Group, the average cost rose from 7.69% to 8.60%. The average cost of ENDESA's debt ex ENERSIS was 4.31%, versus 4.32% in the first nine months of 2003.
    The higher average cost of total debt was due to the hedging policy followed, which enabled the ENDESA Group to have 83% of its debt at a fixed or hedged interest rate, to the extension of the average life of its debt to 5.3 years and to the conversion of part of Enersis' dollar-denominated debt into Chilean pesos.
    In exchange for bearing a slightly higher cost of debt, the company considerably reduces the risk of the impact of potential rises in interest rates in coming years on the statement of income and diminishes refinancing risk by extending the average life of its debt.

    3. Other income: positive performances by Auna and Smartcom

    AUNA and Smartcom's results continued their positive evolution in the first nine months of 2004. Both contributed to ENDESA's net income. Their combined contribution totalled Euro 17 million, an improvement of Euro 70 million on the same period last year.
    Extraordinary income was Euro 219 million. This included a Euro 102 million capital gain on the sale of ENDESA's stake in Aguas de Barcelona, which had a Euro 87 million impact on net income.

    4. Investments: Euro 2,186 million.

    Total investments in the first nine months of 2004 were Euro 2,186 million.
    Of this amount, Euro 1,489 million corresponded to tangible and intangible assets (capex) and the remaining Euro 697 million to financial investments. Financial investments included Euro 261 million for the acquisition of an additional 3% of AUNA, Euro 121 million for another 35% of SNET and Euro 187 million of the capital increase in Smartcom, made through the conversion of loans previously granted, hence no new cash was involved in this transaction.
    By assuming control of SNET, Endesa fully consolidates its results and cash flow from September 1st 2004. The goodwill recorded in the consolidated balance sheet at September 30th 2004 corresponding to SNET amounts to Euro 194 million. This amount will only temporarily remain on the balance sheet until the appraisal of the assets acquired is completed and the asset value and goodwill are adjusted accordingly.
    Meanwhile, divestments totalled Euro 348 million, of which Euro 238 million were from the sale of the Aguas de Barcelona shareholding and Euro 51 million from the NETCO Redes stake.

    5. Cash flow: Euro 2,811 million.

    Cash flow from operations came to Euro 2,811 million in the first nine months of 2004, 0.7% lower than the year earlier owing to the abnormally low tax charge in 2003 related to the devaluation of Latin American currencies in previous years. Stripping out this effect, cash flow before tax would have risen by 14.7% to Euro 416 million.
    During the course of 2004 ENDESA has distributed Euro 739 million in dividends to its shareholders, 3% more than the year before, and Euro 158 million to minority shareholders in subsidiaries.

    6. Financial structure: improved leverage

    ENDESA reduced net debt in the period by Euro 93 million to Euro 17,157 million at 30 September 2004.
    The change included an increase of Euro 144 million deriving from valuation differences of foreign-currency debt and a decrease of Euro 389 million from changes in the consolidated group, including Euro 294 million of cash contributed by SNET after it was fully consolidated.

    The breakdown of this debt at September 30th 2004 was as follows:


                               Euro million
----------------------------------------------------------------------
                                                 ENDESA
                                                   in
                                                 Spain
                                                  and
                                                 direct          Total
                                                 subsi- ENERSIS ENDESA
                                                diaries  group   group
----------------------------------------------------------------------
Euro                                              12,044     4 12,048
----------------------------------------------------------------------
Dollar                                               520 2,689  3,209
----------------------------------------------------------------------
Other currencies                                      55 1.845  1,900
----------------------------------------------------------------------
Total                                             12.619 4.538 17,157
----------------------------------------------------------------------
Fixed rate                                         8,744 3,788 12,532
----------------------------------------------------------------------
Protected rate                                     1,084   552  1,636
----------------------------------------------------------------------
Variable rate                                      2.791   198  2,989
----------------------------------------------------------------------
TOTAL                                             12.619 4.538 17,157
----------------------------------------------------------------------
Average life (years)                                 5.1   5.9    5.3
----------------------------------------------------------------------


    ENDESA's shareholders' equity at September 30th 2004 was Euro 9,476 million, an increase of Euro 675 million compared to December 31st 2003. Equity of subsidiaries attributable to minority shareholders stood at Euro 5,596 million, an advance of Euro 651 million compared to the end of 2003.
    Therefore, equity increased by Euro 1,326 million in the first nine months of 2004 to Euro 15,072 million.
    The increase in equity and the decline in net debt left leverage at September 30th 2004 of 113.8%, compared to 125.5% at December 31st 2003, leaving the company on track to meeting the targets envisaged in the 2004-2008 Strategic Plan. Should the preferred notes issued in 2003 be considered as debt, leverage ratio improved from 153% on December 2003 to 137% on September 2004.
    At September 30th 2004 the liquidity of ENDESA in Spain and its direct subsidiaries stood at Euro 3,970 million, of which Euro 3,657 million corresponded to unused credit lines. This sum covers maturities falling due in the next 19 months for this group of companies.
    Also at that date, the ENERSIS group had liquidity of Euro 600 million, which is sufficient to cover debt maturities for the next 15 months, excluding debt maturities for the Argentine subsidiaries. As has become usual practice, given the economic situation of that country most of their debt is short-term and rolled over on a recurrent basis.

    INFORMATION BY BUSINESS LINE

    As pointed out previously, in July ENDESA embarked on an reorganisation aimed at makes its business lines more flexibility and efficient and strengthening their operations.
    This resulted in various changes in how activities are allocated to business lines. Specifically, the entire energy business in Spain and Portugal was integrated into a single business line with a view to the development of the Iberian electricity market (MIBEL).
    This meant the inclusion into this business line of all the stakes in the Portuguese subsidiaries that have previously been included under the electricity business in Europe, and renewables/CHP electricity generation, being developed by Endesa Cogeneracion y Renovables (ECYR) and previously included under "Other businesses".
    Cumulative figures in the statement of income to September 30th 2004 for the activities transferred to the new Electricity business in Spain and Portugal are fully included in this business.
    As a result of the reorganisation, ENDESA's core electricity business is divided up basically into three large geographic regions, Spain and Portugal, Rest of Europe and Latin America. To this must be added its shareholdings in telecommunications.
    The information provided hereafter has been adjusted to the Company's new business structure.

    1. The electricity business in Spain and Portugal: 27.4% increase in net income, stripping out the impact of extraordinary results

    The Spanish and Portuguese electricity business posted net income of Euro 808 million in the first nine months of 2004. This was Euro 296 million lower than in same period last year.
    The decline was due to the Euro 557 million of extraordinary income recorded in January-September 2003, mostly from the sale of transmission assets and certain real estate properties, whereas the Spanish and Portuguese electricity business through September 2004 only reported extraordinary income of Euro 62 million.
    Stripping out the net impact of extraordinary results, net income for the Spanish and Portuguese electricity business in the period would have increased by 27.4% to Euro 165 million.
    In the first nine months of 2004, ENDESA maintained its leadership of the Spanish electricity market, with a 45.9% market share in ordinary regime electricity generation, 42.9% in distribution and 42% in sales to end customers.
    ENDESA generated 74,077 GWh in Spain, representing a rise of 4.9% on the first nine months of 2003 and sold 72,690 GWh, a 4.2% more than in the same period of 2003. This figures show that ENDESA's generation capacity an the size of its market are well-balanced.
    The business in Portugal, accounted by the equity method, contributed Euro 14 million of net income, so the Spanish electricity business still accounts for almost the entire of the following results.

    1.1 EBIT: 7.5% higher.

    ENDESA's Spanish and Portuguese electricity business posted EBIT of Euro 1,412 million in the first nine months of 2004, an increase of Euro 99 million or 7.5% on the same period last year. The changes in the main EBIT items were as follows:


                    Euro million                              Change
----------------------------------------------------------------------
                                       09/30/04   09/30/03  Amount  %
----------------------------------------------------------------------
Net revenues*                            4,820      4,401    419   9.5
----------------------------------------------------------------------
Fuel purchases                          (1,279)    (1,140)  (139) 12.2
----------------------------------------------------------------------
Depreciation, amortization
 and provisions                           (852)      (793)   (59)  7.4
----------------------------------------------------------------------
Personnel and other expenses            (1,277)    (1,155)  (122) 10.6
----------------------------------------------------------------------
EBIT                                     1,412      1,313     99   7.5
----------------------------------------------------------------------

* Revenues (-) energy purchases (-) energy transmission and other external costs


    The 9.5% increase in net revenues was the result of a 4.9% rise in output, an average 1.7% hike in the regulated tariff for 2004, the 6.1% increase in the average price levied on deregulated clients and the impact on revenues of higher fuel costs borne by the non-peninsular systems.
    The increase in net revenues offset the Euro 139 million rise in fuel purchases, the Euro 122 million increase in fixed costs and the Euro 59 million higher depreciation, amortization and provision charge.
    Below we provide a detailed analysis of the item's comprising EBIT for ENDESA's Spanish and Portuguese electricity business.

    1.1.1 Revenues

    Total sales from ENDESA's Spanish and Portuguese electricity business in the first nine months of 2004 were Euro 8,104 million, a 2.7% increase from the year earlier, broken down as follows:


                      Euro Million
----------------------------------------------------------------------
                                         09/30/04 09/30/03 Change %Chg
----------------------------------------------------------------------
Sales                                       7,696    7,691     5  0.1
----------------------------------------------------------------------
Technology CTC                                142      (29)  171  N/A
----------------------------------------------------------------------
Coal CTC                                       66       49    17 34.7
----------------------------------------------------------------------
Services                                      200      180    20 11.1
----------------------------------------------------------------------
TOTAL                                       8,104    7,891   213  2.7
----------------------------------------------------------------------


    Sales

    Sales totalled Euro 7,696 million, broken down as follows:

                                                Euro Million
----------------------------------------------------------------------
                                        09/30/04 09/30/03 Change %Chg
----------------------------------------------------------------------
Peninsular generation in the ordinary
 regime                                    2,180    2,343  (163) -7.0
----------------------------------------------------------------------
Generation in renewables/CHP (1)              50        -    50   N/A
----------------------------------------------------------------------
Distribution and supply at peninsular
 tariff                                    2,839    3,103  (264) -8.5
----------------------------------------------------------------------
Supply to deregulated clients              1,363    1,044   319  30.6
----------------------------------------------------------------------
Non-peninsular systems                       750      735    15   2.0
----------------------------------------------------------------------
Non-peninsular compensation                  285      147   138  93.9
----------------------------------------------------------------------
Wholesale bilateral transactions               6       89   (83)-93.3
----------------------------------------------------------------------
Gas                                          159      125    34  27.2
----------------------------------------------------------------------
Others                                        64      105   (41)-39.0
----------------------------------------------------------------------
TOTAL                                      7,696    7,691     5   0.1
----------------------------------------------------------------------

(1) At 09/30/03 these sales amounted to Euro 40 million, recorded under "other businesses"


    Peninsular generation in Spain

    In the first nine months of 2004, demand for electricity in the Spanish peninsular system grew by 4.2% compared to same period of 2003.
    However, generation under the ordinary regime grew faster than this, by 5.1%, as a result of the decline in the balance of international exchanges and the 13.1% increase in renewables/CHP generation.
    ENDESA generated 64,196 GWh of total peninsular production, representing a rise of 4.7% on the first nine months of 2003.
    Of this amount, 62,822 GWh corresponded to ordinary regime production sold on the wholesale market, 4.4% more than last year and giving ENDESA a 42.3% share of this market.
    ENDESA's ordinary regime mainland sales came to Euro 2,180 million, a 7% fall on last year. This decrease was because the increase in production mentioned above was more than offset by the 11.9% fall in average pool prices including capacity payment. In absolute terms, the average pool price for the period including capacity payments was Euro 32.42 per MWh.
    The table below shows the structure of ordinary peninsular electricity generation for ENDESA and the sector in the first nine months of 2004 and 2003:


Peninsular electricity generations structure: Endesa and the Spanish sector (%)
----------------------------------------------------------------------
                                        ENDESA            Sector
----------------------------------------------------------------------
                                  09/30/04 09/30/03 09/30/04 09/30/03
----------------------------------------------------------------------
Nuclear                               33.5     33.8     31.2     31.1
----------------------------------------------------------------------
Coal                                  43.6     44.5     36.9     37.3
----------------------------------------------------------------------
Hydro                                 13.9     14.8     15.7     20.4
----------------------------------------------------------------------
CCGT                                   7.2      4.3     13.4      7.6
----------------------------------------------------------------------
Fuel-gas                               1.8      2.6      2.8      3.6
----------------------------------------------------------------------
Total                                100.0    100.0    100.0    100.0
----------------------------------------------------------------------


    These figures reflect that ENDESA's generation mix is not as exposed to the unstable regime of hydro contributions typical on the peninsula as other utilities.
    ENDESA's coal-fired plants in the peninsular system achieved an 86.2% load factor in the first nine months of 2004. Their production was enough to cover 15.6% of peninsular demand during the period.
    Companies operating in renewable/CHP generation that are globally consolidated in ENDESA, generated 1,374 GWh in the first nine months of 2004 basically through renewable sources of energy, 22.8% more than the year-earlier figure. Additionally, ENDESA also has stakes in other companies operating under this system that produced 2,755 GWh.
    ECYR, the company that groups ENDESA's interests in renewable/CHP generation and is integrated in the electricity business of Spain and Portugal, showed EBIT of Euro 21 million in the first nine months o 2004.

    Distribution and supply at peninsular tariff in Spain

    ENDESA distributed 69,115 GWh of electricity in the peninsular market in the first nine months of 2004, of which 41,001 GWh were sold to clients receiving supply through the regulated tariff.
    ENDESA's distribution tolls and energy sales on the peninsular market fell by 8.5% compared to the same period of 2003. This fall was mainly the result of a 2.7% drop in energy supplied at regulated tariff and the 6.6% reduction in the price of energy acquired from the pool, which automatically feeds through to revenues recognised from the sale of energy in this market.
    The gross distribution margin, measured as the difference between energy sales and energy purchases and power transmission expenses in this activity, amounted to Euro 1,024 million, an increase of 3.6% on the first nine months of 2003.

    Supply to deregulated clients in Spain

    In the first nine months of 2004, ENDESA sold 22,858 GWh to clients on the deregulated market, an increase of 23.2% from the year earlier.
    This increase breaks down as follows: 18.1% in areas in which ENDESA acts as distributor, 13.6% in other areas and 89.3% to clients in other European countries.
    The rise in energy sold, together with the 6.1% increase in the average price, allowed for growth of 30.6% in sales from this activity, to Euro 1,363 million.
    ENDESA ended September with 415,000 clients in Spain's deregulated market. Is also important to point out that the retention rate in the domestic market was 97.6%, showing a remarkable fidelity in the backdrop of the complete opening of the market to competition.

    Non-peninsular systems in Spain

    ENDESA's output in non-peninsular systems in Spain was 9,881 GWh in the first nine months of 2004, 6.3% more than in the same period of 2003. Demand in the period rose 5.8%.
    Sales on these markets were Euro 750 million, representing growth of 2% from the same period of 2003, basically as a result of this rise in demand.
    In addition, the company received Euro 162 million in CTCs, Euro 15 million more than in the first nine months of 2003.
    Royal Decree 1747/2003 governing the island and non-peninsular electricity systems recognizes the higher cost of generation owing to the larger capacity reserve margin required, to the extra cost of the specific technologies used and to the higher fuel costs.
    This Royal Decree lays down the general principles that must be applied to determine the compensation deriving from these specific circumstances, although the exact methodology for quantifying these has yet to be developed.
    The rise in fuel costs in 2004 has caused electricity generation costs in non-peninsular areas to surge, so the compensation to be received by virtue of the Royal Decree is likely to be significant.
    Following a criteria of prudence, ENDESA has not recorded the compensation for this extra costs in previous quarters since the amount was not material. However, once the Royal Decree dispelled uncertainty in this respect and given the evolution of the fuel costs in the first nine months of 2004, in order to give a true and fair view of its financial statements, ENDESA requires a reasonable assessment of the revenues deriving from the application of the corresponding principles of compensation. Accordingly, the statement of income to September 30th 2004 includes Euro 123 million of income in this connection.
    This figure is far below that which would derive from the strict application of the provisions of this Royal Decree. However, ENDESA once again has followed principle of prudence to ensure that in no case the amount finally recognized is less than that recorded.

    Gas sales in Spain

    Gas sales in the first nine months of 2004 amounted to Euro 159 million, an increase of 27.2% compared to the same period of last year.
    Companies in which ENDESA has a controlling interest sold 9,794 GWh worth of gas, 51.4% more than the year-earlier figure.
    Of this amount, 7,887 GWh were sold on the deregulated market, a 67.2% more than in the first nine months of 2003, and 1,907 GWh on the regulated market.
    Moreover, 809 GWh of sales in the regulated market should be added corresponding to companies that are not globally consolidated given their scant contribution to the Group total.
    Therefore, total sales in the regulated market were 2,716 GWh, a 9.9% higher than in 2003.
    The 10,603 GWh sold, together with the 11,947 GWh consumed by ENDESA's generation plants, amount to a total of 22,550 GWh, implying an 9.8% share of the Spanish natural gas market.

    Competition Transition Costs (CTCs)

    In the first nine months of 2004, system revenues were sufficient to cover all the system's recognized costs, leaving a Euro 268 million surplus for Technology CTCs.
    Of this amount Euro 142 million corresponded to ENDESA compared to a shortfall to September 30th 2003 of Euro 29 million.

    1.1.2 Operating expenses

    The table below shows the breakdown of operating expenses for ENDESA's Spanish and Portuguese electricity business:


                                               Euro million
----------------------------------------------------------------------
                                       09/30/04 09/30/03 Change  %Chg
----------------------------------------------------------------------
Purchases                                 4,726    4,783    (57) -1.2
----------------------------------------------------------------------
 Energy purchases                         2,961    3,258   (297) -9.1
----------------------------------------------------------------------
 Raw materials                            1,279    1,140    139  12.2
----------------------------------------------------------------------
 Power transmission and other external
  expenses                                  486      385    101  26.2
----------------------------------------------------------------------
Depreciation and amortization               828      762     66   8.7
----------------------------------------------------------------------
Provisions                                   24       31     (7)-22.6
----------------------------------------------------------------------
Personnel expenses                          658      624     34   5.5
----------------------------------------------------------------------
Other operating expenses                    619      531     88  16.6
----------------------------------------------------------------------
TOTAL                                     6,855    6,731    124   1.8
----------------------------------------------------------------------


    Purchases

    Purchases from January to September 2004 in the Spanish and Portuguese electricity business were Euro 4,726 million, a decrease of Euro 57 million or 1.2% on the same period of 2003. This difference was due mainly to the following factors:

    -- Energy purchases made by ENDESA's distributor and supplier for client sales were Euro 297 million or 9.1% lower than in the corresponding period of 2003.

        This decrease was mainly the result of a 4.3% rise in energy supplied to both tariff and deregulated clients in the peninsula, a 6.6% decrease in the average price of the energy acquired and lower energy purchases for wholesale bilateral transactions for an amount of Euro 83 million totalling Euro 8 million in the first nine months of 2004.

    -- Gas purchases for client sales increased by Euro 32 million or 36.8% due to the 27.8% increase in gas sales and to the higher price of such fuel.

    -- Fuel costs for electricity generation rose by Euro 99 million, on the back of higher international prices and increased thermal output due to lower rainfall. Fuel costs accounted for 9.4% of fuel purchases in the first nine months of 2003.

        Neither the Spanish coal acquired by ENDESA or coal from its own mines are exposed to fluctuations in international prices, unlike with the gas used at the CCGTs, whose price is linked to oil prices.

        Accordingly, ENDESA's production mix represents a key contribution to make the generation costs of the peninsular electricity generation system more competitive.

    -- Purchases costs for generation of renewables/CHP of Euro 30 million that in 2003 were recorded under "other businesses".

    Depreciation and amortization

    The depreciation and amortization charge in the first nine months of 2004 was Euro 828 million, an increase of Euro 66 million on the same period 2003.
    This increase reflects the impact of the higher depreciation and amortization charge deriving from the inclusion of ECYR (ENDESA's subsidiary that groups its renewables/CHP interests) in the Spanish and Portuguese electricity business of Euro 23 million.
    The impact of the extension of the estimated useful life of the company's nuclear power stations from 30 to 40 years, with effect from 1 January 2004, resulted in a Euro 74 million smaller depreciation charge in the period than would have been the case otherwise.
    Meanwhile, the amortization of assets to be recovered through CTCs increased by Euro 86 million as consequence of the higher CTC received in the first nine months of 2004.
    Excluding these effects, the depreciation and amortization charge for ENDESA's Spanish and Portuguese electricity business increased by Euro 31 million due to the additional depreciation charged of the investments made in 2003 and in the first nine months of 2004.

    Personnel expenses

    As of September 30th 2004, ENDESA's electricity business in Spain and Portugal employed 13,621 people, 30 less than at December 31st 2003 despite the increase of 95 from the inclusions of the renewables/CHP generation, which in 2003 was reported under "Other businesses".
    In the first nine months of 2004, personnel expenses totalled Euro 658 million, an increase of 5.4% on the same period of 2003.
    The increase was due to the wage rise for 2004, the difference between the forecast CPI included in the financial statements for the first nine months of 2003 and the real inflation rate that year and to the personnel expenses of ECYR that has been included in this line of business that amounted to Euro 4 million.

    Other operating expenses

    Other operating expenses totalled Euro 619 million in the first nine months of 2004, an increase of Euro 88 million on the year before.
    This increase was due mainly to the Euro 29 million increase in operating and maintenance expenses of the company's electricity networks as a result of the implementation of plans aimed at enhancing the quality of supply, the Euro 16 million increase in tax, mostly from the increase in the public thoroughfare levy because of higher sales and the environmental tax which has begun to be levied in Andalusia, the Euro 13 million higher commercial costs and the Euro 14 million deriving from the inclusion of the renewables/CHP generation business under this caption.

    1.2. Financial results

    ENDESA reported a financial loss for the first nine months of 2004 of Euro 413 million. Of this amount, Euro 384 million corresponded to net financial expenses, 1% less than in the same period last year.
    Debt for ENDESA's electricity business in Spain and Portugal at September 30th 2004 stood at Euro 7,394 million, up from Euro 7,196 million the year before. The increase was due to the reallocation of the activities of the renewables/CHP generation subsidiaries and of the Portuguese subsidiaries, which meant the reclassification of debt between businesses for an amount of Euro 409 million.

    1.3. Equity-accounted results

    Results from companies carried by the equity method in ENDESA's electricity business in Spain and Portugal in the first nine months of 2004 amounted to Euro 26 million and mostly includes Euro 14 million of income from subsidiaries in Portugal and Euro 8 million from renewables/CHP generation subsidiaries. Last year Euro 13 million and Euro 12 million were recorded under the European business and Other businesses, respectively.

    1.4. Extraordinaries

    Extraordinary income was Euro 62 million. This included Euro 33 million related to subsidies and assigned facilities, which offset depreciation charges recorded under EBIT.
    Capital gains from real estate sales during the period totalled Euro 11 million.

    1.5. Cash flow and investments

    Investments in the electricity business in Spain and Portugal in the first nine months of 2004 came to Euro 1,073 million, an increase of Euro 224 million on the year earlier, with the following breakdown.


                                           09/30/04  09/30/03  Change
----------------------------------------------------------------------
Tangibles                                    953       766      187
----------------------------------------------------------------------
Intangibles                                   21        32     (11)
----------------------------------------------------------------------
Financial                                     99        51       48
----------------------------------------------------------------------
Total investments                          1,073       849      224
----------------------------------------------------------------------


By business line, tangible investments (capex) break down as follows:



                                           09/30/04  09/30/03  Change
----------------------------------------------------------------------
Generation                                    320       339     (19)
----------------------------------------------------------------------
 Ordinary regime                              224       339    (115)
----------------------------------------------------------------------
 Renewables/CHP                                96       (1)      96
----------------------------------------------------------------------
Distribution                                  563       393     170
----------------------------------------------------------------------
Others                                         70        34      36
----------------------------------------------------------------------
Total                                         953       766     187
----------------------------------------------------------------------

(1) In 2003, these were included under Other businesses and amounted to Euro 17 million.


    Worth noting is the 43.2% increase in capex for distribution, which reflects the efforts being made by the Company to enhance the quality of its service.
    Cash flow came to Euro 1,733 million in the first nine months of 2003, 17.1% higher than a year earlier.

    2. Electricity business in Europe: 324.1% increase in net income

    Net income from the electricity business in Europe totalled Euro 123 million in the first nine months of 2004, an increase of 324.1% or Euro 94 million with respect to 2004.
    Total output was 16,887 GWh, a 33% more than in the first nine months of 2003 and electricity sales totalled 20,797 GWh, a 51.7% higher than in the same period of 2003.

    2.1. EBIT: 90.2% higher.

    EBIT from the electricity business in Europe totalled Euro 331 million, an increase of 90.2% from the year earlier.
    From September 1st 2004, this results includes the contribution from SNET, fully consolidated from that date. This entailed Euro 4 million in EBIT and 1,005 GWh of output that month. The remain corresponds almost entirely to ENDESA Italia.
    Figures for energy sales and purchases include bilateral wholesale transaction in the European market, whose results were neutral. This marked a Euro 16 million decline compared to January-September 2003.
    EBITDA from this business was Euro 429 million, an increase of 66.9% on the same period last year.

    Very positive performance of Endesa Italia

    The following table shows changes in the different items of ENDESA Italia's EBIT between the first nine months of 2004 and 2003.



Endesa Italia key data
----------------------------------------------------------------------
                                         Euro million
----------------------------------------------------------------------
                                      09/30/04 09/30/03 Change   Chg%
----------------------------------------------------------------------
Sales                                   1,241      859    382    44.5
----------------------------------------------------------------------
Capitalized expenses                       13       13     --      --
----------------------------------------------------------------------
Other revenues                              7       29    (22)  -75,9
----------------------------------------------------------------------
Energy purchases                         (181)     (60)  (121)  201.7
----------------------------------------------------------------------
Raw materials                            (528)    (474)   (54)   11.4
----------------------------------------------------------------------
Transmission expenses                     (15)      (3)   (12)    400
----------------------------------------------------------------------
Personnel expenses                        (49)     (48)    (1)    2.1
----------------------------------------------------------------------
Depreciation and amortization             (89)     (83)    (6)    7.2
----------------------------------------------------------------------
Other expenses                            (62)     (52)   (10)   19.2
----------------------------------------------------------------------
EBIT                                      337      181    156    86.2
----------------------------------------------------------------------


    ENDESA Italia's sales rose 44.5%, reflecting a 40.6% increase in electricity sold.
    Is important to point out the Euro 30 million have already been collected but not booked as sales. This is due to de appealing of the cancellation of the tariff revision carried out by the local Electricity and Gas Authority.
    ENDESA Italy sold 19,274 GWh of electricity through September, of which 3,391 GWh was bought from third parties, at a cost of Euro 181 million.
    ENDESA Italia's electricity output was 15,883 GWh, an increase of 3,183 GWh or 25.1% on the same period of 2003. This increase was fuelled by a 659 GWh rise in hydro output and a 2,524 GWh rise in thermal production. The latter, together with higher fuel prices, led to an Euro 54 million increase in fuel costs.
    On 1 October 2004, the European Union approved the "stranded costs" for Italy. Of the amount approved, Euro 169 million corresponds to ENDESA Italia. How and when this will be collected has yet to be defined. No income have been accounted in this respect.

    2.2. Financial results

    Financial results from the electricity business in Europe in the first nine months of the 2004 came to a loss of Euro 53 million, Euro 17 million more than in the same period last year.
    The increase was due to the rise in debt caused by the acquisition of an additional 34% of ENDESA Italia for Euro 817 million, that more than offset by positive contribution of Euro 59 million from this stake.
    Net debt for the European electricity business at September 30th 2004 stood at Euro 2,224 million, while at December 31st 2003 was Euro 1,735 million.

    2.3. Cash flow and investments

    Investments in the first nine months in the European electricity business totalled Euro 304 million.
    Of the total, Euro 121 million went to the acquisition of the additional 35% of SNET and Euro 163 million of capex mainly by ENDESA Italia in plant repowering.
    Cash flow of the European electricity business came to Euro 386 million, a 65.7% increase.

    3 Latin American electricity business: 137.5% increase in net income

    Net income from the electricity business in Latin America totalled Euro 114 million in the first nine months of 2004, an increase of 137.5% or Euro 66 million with respect to the same period last year.
    The table below shows the generation and distribution figures of ENDESA's Latin American subsidiaries in January-September 2004.


                             Generation (GWh)     Distribution (GWh)
----------------------------------------------------------------------
                              2004   % Chg          2004  % Chg
----------------------------------------------------------------------
Chile                       12,086     -2.2        8,449    8.2
----------------------------------------------------------------------
Colombia                     9,019     13.7        7,165    4.3
----------------------------------------------------------------------
Argentina                   11,666     41.2       10,014    5.2
----------------------------------------------------------------------
Brazil                       3,786     66.9       10,127    4.9
----------------------------------------------------------------------
Peru                         4,108     16.1        3,150    6.7
----------------------------------------------------------------------
TOTAL                       40,665     18.4       38,905    5.7
----------------------------------------------------------------------


    All ENDESA's generation and distribution subsidiaries recorded substantial growth except generation in Chile, which sustained a decline mainly due to the sale of the Canutillar plant.

    3.1. EBIT: 9.2% increase

    EBIT rose 9.2% to Euro 864 million in the Latin American electricity business.
    EBIT in the Latin American business rose in euros even though the average value of the euro versus the dollar was 9.1 % higher in the first nine months of 2004 than in the same period 2003 and that much of the business, mainly generation and Brazil-Argentina interconnection, is linked to the performance of the dollar. Measured in dollars, EBIT of the Latin American electricity business increased by 20.2%.
    This performance demonstrates the basic strength of ENDESA's Latin American electricity business and the favourable operating performance of its subsidiaries in the region.

The table below provides the breakdown of EBITDA and EBIT by activity:


                                      Euro Million
----------------------------------------------------------------------
                            EBITDA                      EBIT
----------------------------------------------------------------------
                    09/30/04  09/30/03  % Chg 09/30/04 09/30/03 % Chg
----------------------------------------------------------------------
Generation and
 transmission            699       677    3.2      537      508   5.7
----------------------------------------------------------------------
Distribution             520       458   13.5      375      319  17.6
----------------------------------------------------------------------
Others                   (46)      (32)   N/A      (48)     (36)  N/A
----------------------------------------------------------------------
Total                  1,173     1,103    6.3      864      791   9.2
----------------------------------------------------------------------


    Noteworthy were the sharp increases in both EBITDA and EBIT from the distribution business, of 13.5% and 17.6%, respectively. Though smaller, this increase is also considerable in the generation and transmission businesses (3.2% and 5.7% respectively), especially bearing in mind the dollar's slide vis-a-vis the euro, which affects these companies' revenues, much of which are linked to the dollar.
    The following table shows the EBITDA and EBIT of Latin American power generation and distribution broken down by the countries where ENDESA operates through fully consolidated subsidiaries.


Generation and transmission
----------------------------------------------------------------------
                               EBITDA                  EBIT
----------------------------------------------------------------------
                      09/30/04 09/30/03 % Chg 09/30/04 09/30/03 % Chg
----------------------------------------------------------------------
Chile                      209      210  -0.5      148      143   3.5
----------------------------------------------------------------------
Colombia                   165      141  17.0      132      110  20.0
----------------------------------------------------------------------
Brazil - Generation         60       29 106.9       50       24 108.3
----------------------------------------------------------------------
Brazil - Transmission       66       84 -21.4       54       72 -25.0
----------------------------------------------------------------------
Peru                       101      110  -8.2       73       80  -8.8
----------------------------------------------------------------------
Argentina - Generation      87       96  -9.4       69       74  -6.8
----------------------------------------------------------------------
Argentina-Transmission      11        7  87.1       11        5 120.0
----------------------------------------------------------------------
TOTAL Generation
and Transmission           699      677   3.2      537      508   5.7
----------------------------------------------------------------------

Distribution
----------------------------------------------------------------------
                                EBITDA                EBIT
----------------------------------------------------------------------
                       09/30/04 09/30/03 %Chg  09/30/04 09/30/03 %Chg
----------------------------------------------------------------------
Distribution
----------------------------------------------------------------------
Chile                       128      116 10.3      113      104   8.7
----------------------------------------------------------------------
Colombia                    152       93 63.4      101       46 119.6
----------------------------------------------------------------------
Brazil                      134      143 -6.3       95      104  -8.7
----------------------------------------------------------------------
Peru                         51       54 -5.6       30       34 -11.8
----------------------------------------------------------------------
Argentina                    55       52  5.8       36       31  16.1
----------------------------------------------------------------------
TOTAL Distribution          520      458 13.5      375      319  17.6
----------------------------------------------------------------------


    The main factors responsible for the performance of these items by country in the first nine months of the year are explained below.

    Chile

    EBIT from the Chilean generation business totalled Euro 148 million, a 3.5% increase on January-September 2003.
    The increase in sales was offset by a similar increase in energy purchases. At the same time, the operating margin has had to absorb Euro 25 million higher fuel and power transmission expenses.
    The depreciation of the Chilean peso against the US dollar allowed for a Euro 25 million increase in capitalized expenses compares to the same period last year.
    Euro 6 million less were allocated to depreciation and amortization than in the first nine months of 2003.
    EBIT in the Chilean distribution business totalled Euro 113 million, an 8.7% increase from the same period last year.
    This rise was mostly fuelled by a Euro 24 million increase in the contribution margin, measured as the difference between revenues and energy purchases, despite a Euro 12 million increase in fixed costs and a Euro 3 million increase in depreciation and amortization.
    Lastly, as we pointed out previously, on September 27th 2004 Endesa Chile brought on stream the Ralco hydro plant with 570 MW of capacity, equivalent to 15% of the company's total.

    Colombia

    EBIT in the Colombian generation business amounted to Euro 132 million, a 20% increase on the first nine months of 2003.
    The entire increase was due to the higher gross margin, thanks to a Euro 25 million increase in operating revenues, a Euro 12 million decrease in energy purchases and a Euro 12 million increase in electricity transmission costs.
    EBIT from the Colombian distribution business was Euro 101 million, Euro 55 million higher than in the first nine months of 2003.
    This improvement was driven mainly by a 19.6% increase in the electricity tariff, which, coupled with the increase in energy sales, led to a Euro 83 million or 27% rise in sales, while energy purchases increased by only Euro 25 million.

    Brazil

    The Brazilian generation business recorded EBIT of Euro 50 million, Euro 26 million more than in January-September 2003. The increase derived mostly from the start-up of the Fortaleza thermal plant, which contributed Euro 36 million.
    The Cachoeira Dourada plant reached a definitive agreement with CELG regarding the bill to this company. EBIT for Cachoeira in the first nine months of 2004 was Euro 10 million less than in the same period last year.
    EBIT from the Brazilian distribution business totalled Euro 95 million, a decrease of 8.7% from the year earlier mainly due to the delay of recognition of higher energy purchases costs resulting from Fortaleza power plant in Coelce, that will not be compensated until 2005.
    Sales advanced Euro 94 million or 17.2% thanks to the 31% increase in tariffs for COELCE and the 15% hike for CERJ. Meanwhile, energy purchases rose Euro 85 million due to the above mentioned effect in Coelce and fixed costs by Euro 13 million.
    EBIT deriving from the interconnection between Brazil and Argentina was Euro 54 million in the first nine months of 2004, 25% less than in the same period last year because of the dollar's depreciation against the euro with respect to the first nine months of 2003 and 2004, as revenues from this interconnection are expressed in dollars, and of the new conditions of the supply contract with Copel.
    The fall was partially offset by a Euro 6 million increase in EBIT from the Group's subsidiaries in Argentina participating in the project.

    Peru

    EBIT from the generation business in Peru totalled Euro 73 million, Euro 7 million less than in the first nine months of 2003.
    The entire decrease was due to the Peruvian sol's fall against the euro between the two periods. Stripping out this effect, EBIT in local currency was unchanged, as in local currency the Euro 3 million positive difference between revenues and direct costs was offset by a similar increase in fixed costs.
    EBIT from Peruvian distribution amounted to Euro 30 million, an 11.8% decrease.
    As with generation, the decline was the result of the sol's depreciation vis-a-vis the euro, as EBIT in local currency was flat.

    Argentina

    Argentine generation produced EBIT of Euro 69 million, 6.8% less than in the first nine months of last year.
    As was the case in other countries, the fall was solely due to the impact of depreciation against the Euro of the currencies in which these companies obtain revenues (Argentine peso and the dollar). In local currency, EBIT was stable.
    In distribution, EBIT in Argentina totalled Euro 36 million in the first nine months of 2004, a 16.1% increase.
    The increase was the result of a decrease in fixed costs. The gross margin was similar to that of the same period last year.

    3.2. Financial results

    Financial results from the electricity business in Latin America in the first nine months of the 2004 came to a loss of Euro 225 million, Euro 76 million higher than in the same period last year.
    Net financial expenses totalled Euro 380 million, Euro 74 million or 16.3% lower than in 2003. The decrease was the result of the business' lower debt, which stood at Euro 5,899 million at September 30th 2004, down from Euro 7,239 million at September 30th 2003.
    Foreign exchange differences produced a loss of Euro 23 million, versus a Euro 208 million gain in the first nine months last year. This was caused by the Chilean peso's 2.5% fall against the dollar since January 1st 2004, which led to negative forex differences in the statement of income of Euro 46 million.
    From 1st January 2004, ENDESA has adapted its dollar denominated debt hedging policies, both financial and accounting, to IFRS (International Financial Reporting Standards). In accordance with this criteria, debt in US$ to finance assets that produce revenues in dollars or indexed to the dollar are considered debt hedges.
    Exchange differences arising from this debt, both positive and negative, are directly recorded against equity and then taken to the P&L as the dollar revenues it covers are obtained. This situation is mostly evidenced in the generation business and interconnection between Brazil and Argentina.
    In order to adapt to this policy, ENERSIS converted US$ 700 million of debt in Unidades de Fomento (Chilean pesos indexed to inflation).

    3.3. Extraordinaries

    In the first nine months of 2004, extraordinary income of the Latin American business was cancelled out by extraordinary losses. These include an additional allocation of Euro 17 million for the full write-off of ENDESA's investments and loans granted to subsidiaries in Argentina.
    This allocation covers the increase in equity of these companies in the first nine months of 2004 caused by the Argentine peso's 1% appreciation against the euro and the positive results obtained by these companies. With this additional allocation, the provision allocated to maintain the book value of the Argentinean asset to cero, amounts to Euro 198 million.
    At the close of 2004, the company will look at the situation of the country's economy to assess whether it needs to maintain this provision.
    Meanwhile, the provision was offset by extraordinary income recorded in the period from Cachoeira Dourada's agreement with CELG, which led to the recovery of Euro 13 million in past bills, and the out-of-court settlement with Alsthom for the interruption of power supply in 1999 at EDESUR, which enabled this company to recoup Euro 10 million.

    3.4. Cash flow and investments

    Total investments from the Latin American electricity business in the first nine months of 2004 came to Euro 358 million, with capex amounting to Euro 337 million, with the following breakdown.


                                                   Euro million
----------------------------------------------------------------------
                                             09/30/04 09/30/03 Change
----------------------------------------------------------------------
Generation                                     152       168     (16)
----------------------------------------------------------------------
Distribution                                   169       145      24
----------------------------------------------------------------------
Transmission                                     8         -       8
----------------------------------------------------------------------
Others                                           8         8       -
----------------------------------------------------------------------
Total                                          337       321      16
----------------------------------------------------------------------


    Is important to point out the meaningful investment effort carried out by Endesa Chile with Euro 78 million primarily to complete construction on the Ralco plant in Chile.
    Cash flow from the Latin American business totalled Euro 682 million, Euro 379 million less than in the first nine months of 2003. The fall was caused by the one-off positive impact on the 2003 tax charge deriving from deductions on the decline in the value of investments in Latin America due to currency depreciation. Cash flow before tax from this business was Euro 151 million or 20.2% higher.
    Meanwhile, the Latin American business obtained Euro 469 million in cash flow from the change in working capital, mostly from the distribution of the fiscal consolidation quotas deriving from the tax deductible losses carried forward from previous years arising from Latin American currency depreciation against the Euro.
    These funds produced enough cash to reduce debt by Euro 728 million. The repayment of debt offset the Euro 67 million increase in non-euro denominated debt once the outstanding amount is converted into euros owing to exchange-rate fluctuations throughout the period. In all, ENDESA's Latin American electricity business managed to reduce debt in the first nine months of 2004 by Euro 661 million.

    4. Telecommunications: contribution to income

    Spanish operator AUNA contributed Euro 9 million in income from ENDESA's shareholding in the first nine months of the year, while the Chilean mobile company Smartcom contributed Euro 8 million. These contributions marked improvements of Euro 37 million and Euro 33 million, respectively, from the operators' impact on ENDESA's results in the same period last year.
    Is also important to mention that Smartcom's EBITDA was Euro 29 million in the first nine months of 2004, a 76% higher than the same period of 2003.
    The book value of ENDESA's 32.7% stake in AUNA at September 30th 2003 was Euro 1,274 million, far below the market valuation according to analysts' estimates.
    Auna ended September with 8,970,000 mobile subscribers and more than 815,000 direct access subscribers, that is, a 17% and 26% more than in September 2003 respectively.
    Smartcom had a total customer base of 1,395,000 at September 30th 2004, 30% more than one year ago.

    5. Statistical appendix

    5.1 Industrial Data



Electricity Generation (GWh)                 09/30/04  09/30/03  Chg %
----------------------------------------------------------------------
Electricity business in Spain and Portugal     74,077   70,593    4.9
----------------------------------------------------------------------
Electricity business in Europe                 16,887   12,700   33.0
----------------------------------------------------------------------
Latin American electricity business            40,665   34,352   18.4
----------------------------------------------------------------------
TOTAL                                         131,629  117,645   11.9
----------------------------------------------------------------------


Electricity Generation in Spain and
 Portugal (GWh)                               09/30/04 09/30/03  Chg %
----------------------------------------------------------------------
Peninsular                                     64,196  61,300    4.7
----------------------------------------------------------------------
Nuclear                                        21,057  20,263    3.9
----------------------------------------------------------------------
Coal                                           27,421  26,837    2.2
----------------------------------------------------------------------
Hydro                                           8,708   8,872   -1.8
----------------------------------------------------------------------
CCGT                                            4,532   2,600   74.3
----------------------------------------------------------------------
Fuel-oil                                        1,104   1,609  -31.4
----------------------------------------------------------------------
Renewables/CHP                                  1,374   1,119   22.8
----------------------------------------------------------------------
Non-peninsular generation                       9,881   9,293    6.3
----------------------------------------------------------------------
TOTAL                                          74,077  70,593    4.9
----------------------------------------------------------------------


Electricity Generation in Europe (GWh)       09/30/04 09/30/03  Chg %
----------------------------------------------------------------------
Coal                                           5,156    2,092   146.5
----------------------------------------------------------------------
Hydro                                          1,865    1,207    54.5
----------------------------------------------------------------------
CCGT                                           4,366        -     N/A
----------------------------------------------------------------------
Fuel-oil                                       5,497    9,401   -41.5
----------------------------------------------------------------------
Wind                                               3        -     N/A
----------------------------------------------------------------------
TOTAL                                         16,887   12,700    33.0
----------------------------------------------------------------------


Electricity Generation in Latin America (GWh)  09/30/04 09/30/03 Chg %
----------------------------------------------------------------------
Chile                                           12,086   12,352  -2.2
----------------------------------------------------------------------
Argentina                                       11,666    8,262  41.2
----------------------------------------------------------------------
Peru                                             4,108    3,538  16.1
----------------------------------------------------------------------
Colombia                                         9,019    7,932  13.7
----------------------------------------------------------------------
Brazil                                           3,786    2,268  66.9
----------------------------------------------------------------------
TOTAL                                           40,665   34,352  18.4
----------------------------------------------------------------------


Electricity sales (GWh)                  09/30/04    09/30/03    Chg %
----------------------------------------------------------------------
Electricity business in Spain
 and Portugal                             72,690      69,754      4.2
----------------------------------------------------------------------
Regulated market                          49,832      51,199     -2.7
----------------------------------------------------------------------
Deregulated market                        22,858      18,555     23.2
----------------------------------------------------------------------
Electricity business in Europe            20,797      13,707     51.7
----------------------------------------------------------------------
Latin American electricity business       38,905      36,809      5.7
----------------------------------------------------------------------
Chile                                      8,449       7,812      8.2
----------------------------------------------------------------------
Argentina                                 10,014       9,515      5.2
----------------------------------------------------------------------
Peru                                       3,150       2,953      6.7
----------------------------------------------------------------------
Colombia                                   7,165       6,873      4.3
----------------------------------------------------------------------
Brazil                                    10,127       9,656      4.9
----------------------------------------------------------------------
TOTAL                                    132,392     120,270     10.1
----------------------------------------------------------------------


Gas sales (GWh)                             09/30/04  09/30/03   Chg %
----------------------------------------------------------------------
Regulated market                              1,907     1,751     8.9
----------------------------------------------------------------------
Deregulated market                            7,887     4,718    67.2
----------------------------------------------------------------------
TOTAL                                         9,794     6,469    51.4
----------------------------------------------------------------------


Headcount                                  09/30/04  09/30/03    Chg %
----------------------------------------------------------------------
The electricity business in
 Spain and Portugal                         13,621    13,651     -0.2
----------------------------------------------------------------------
Electricity business in Europe               1,106     1,143     -3.2
----------------------------------------------------------------------
Latin American electricity business         11,663    11,796     -1.1
----------------------------------------------------------------------
Other businesses                               106       187    -43.3
----------------------------------------------------------------------
TOTAL                                       26,496    26,777     -1.1
----------------------------------------------------------------------

    5.2 Financial data


Valuation parameters                         09/30/04 03/30/03  Chg %
----------------------------------------------------------------------
Earnings per share (EUR)                       1.09    1.08      1.1
----------------------------------------------------------------------
Cash flow per share (EUR)                      2.66    2.67     (0.4)
----------------------------------------------------------------------
Book value per share (EUR)                     8.95    8.33      7.4
----------------------------------------------------------------------


Net financial debt (million EUR)             09/30/04 12/31/03   Chg %
----------------------------------------------------------------------
The electricity business
 in Spain and Portugal                        7,394    6,429     15.0
----------------------------------------------------------------------
Electricity business in Europe                2,224    2,437     -8.7
----------------------------------------------------------------------
Latin American electricity business           5,899    6,560    -10.1
----------------------------------------------------------------------
    Enersis                                   4,538    4,630     -2.0
----------------------------------------------------------------------
    Rest                                      1,361    1,930    -29.5
----------------------------------------------------------------------
Other businesses                              1,640    1,824    -10.1
----------------------------------------------------------------------
TOTAL                                        17,157   17,250     -0.5
----------------------------------------------------------------------

----------------------------------------------------------------------
Leverage ratio (*)                            113.8    125.5      N/A
----------------------------------------------------------------------
Net financial debt / EBITDA                     3.4      3.6      N/A
----------------------------------------------------------------------
EBITDA/Financial expenses                       5.2      4.6      N/A
----------------------------------------------------------------------


Rating (10/27/04)                      Long term  Short term  Outlook
----------------------------------------------------------------------
Standard & Poor's                         A          A-1     Negative
----------------------------------------------------------------------
Moody's                                  Baa1        P-2     Positive
----------------------------------------------------------------------
Fitch                                      A         F 1     Stable
----------------------------------------------------------------------


Main debt issues                                Spread over IRS (b.p.)
                                                ----------------------
                                                    09-30-04  12-31-03
----------------------------------------------------------------------
1.6 yrs EUR750M 5.25% Maturity February 2006             11        26
----------------------------------------------------------------------
5.0 yrs EUR750M 4.375% Maturity June 2009                22        35
----------------------------------------------------------------------
8.0 yrs GBP700M 6.125% Maturity June 2012              45        47
----------------------------------------------------------------------
8.7 yrs EUR700M 5.375% Maturity February 2013            32        45
----------------------------------------------------------------------


Stock exchange data                 Jan-Sep. 04   Jan-Sep. 03   Chng %
----------------------------------------------------------------------
Market cap (EUR million)                 16,231        14,050    15.5
----------------------------------------------------------------------
N(degree) of outstanding
 shares (million)                     1,058,752     1,058,752     --
----------------------------------------------------------------------
Nominal value (EUR)                         1.2           1.2     --
----------------------------------------------------------------------


Stock exchange data            Jan-Sep. 04      Jan-Sep. 03     Chg %
----------------------------------------------------------------------
Volume (shares)
----------------------------------------------------------------------
     Madrid Stock Exchange     1,707,596,826  1,843,322,891     (7.4)
----------------------------------------------------------------------
     NYSE                         17,804,900     22,205,200    (19.8)
----------------------------------------------------------------------
Average daily transactions (shares)
----------------------------------------------------------------------
     Madrid Stock Exchange         8,940,297      9,753,031     (8.3)
----------------------------------------------------------------------
     NYSE                             94,707        118,134    (19.8)
----------------------------------------------------------------------


Stock price         High            Low
                Jan-Sep. 04     Jan-Sep 04     09-30-04    09-30-03
----------------------------------------------------------------------
Madrid Stock
 Exchange (EUR)      16.18           13.98         15.33      13.27
----------------------------------------------------------------------
NYSE (USD)         20.55           17.08         19.11      15.55
----------------------------------------------------------------------


Dividends (EUR/share)                      Charged against 2003 income
----------------------------------------------------------------------
Interim dividend (02/01/04)                         0.264
----------------------------------------------------------------------
Final dividend (01/07/04)                           0.439
----------------------------------------------------------------------
Total dividend per share                            0.703
----------------------------------------------------------------------
Pay-out                                              56.7%
----------------------------------------------------------------------
Dividend yield (09/30/04)                            4.59%
----------------------------------------------------------------------


    (*)Preferred Notes accounted as minority interest.

NOTE: THE RESULTS PRESENTATION IS AVAILABLE FOR DOWNLOAD FROM ENDESA'S
      WEB PAGE (WWW.ENDESA.ES).


    CONTACT: ENDESA
             North America Investor Relations:
             David Raya, 212-750-7200

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENDESA, S.A.

Dated: October 27th, 2004               By: /s/ David Raya
                                            -----------------------------------
                                            Name: David Raya
                                            Title: Manager of North America
                                                   Investor Relations